

Mail Stop 3030

January 6, 2017

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re: Bloom Energy Corporation**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 19, 2016**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Products Accepted During the Period, page 53

1.   Please address that part of prior comment 3 that sought disclosure of the reasons that billings for maintenance increased at a much greater rate than billings for product acceptances.

Billings for Product Accepted in the Period, page 54

2.   We reference your response to comment 2. You also disclose on page 54 that "regardless of the purchase option, [you] generally receive 100% of the payments in cash for the product and installation components of [your] sales contracts within 30 days of achieving

acceptance." Please clarify whether you are receiving cash upon acceptance of the replacement servers. If you are not receiving cash upon acceptance of replacement servers, please clarify your disclosure and explain why these billings are included in your operating metric.

Period Costs of Manufacturing Related Expenses…, page 55

3.   Please disclose the reasons for the increase in the most recent three-month period.

Purchase Options, page 58

4.   Please reconcile the first sentence of your response to comment 6 with provisions like sections 8.11 and 10.5 of exhibit 10.42 and response 15 of your letter to us dated August 12, 2016. Also, please tell us (1) how your prospectus disclosure addresses the forced outage event obligations mentioned in response 15 of your letter to us dated August 12, 2016, (2) how your response addresses your obligations if a party does not receive intended tax or other incentives given for example section 6.6 and the definition of "Recapture Event" in exhibit 10.12 which appears to address denied incentives, and (3) how your disclosure addresses your obligations if a customer terminates its agreement with a PPA given provisions in your agreement like section 2.4 of exhibit 10.56.

5.   Please provide us your analysis of the anti-takeover effect of the debt repayment obligations like those in section 8.1 of exhibit 10.25.

Obligations to PPA Entities, page 64

6.   Please address that part of prior comment 10 that sought a discussion of any inability to meet the minimum efficiency and performance levels provided in your agreements. Also, address in an appropriate section of your document any inability to meet the minimum efficiency and performance commitments in agreements related to your other purchase options, such as your lease programs.

Obligations to Lenders, page 65

7.   Please reconcile your disclosure in the second paragraph on page 66 with your response to comment 18 regarding the requirement to satisfy debt service coverage ratio tests before distributions are made. Also, please ensure that your exhibits disclose the required ratios.

PPA II, page 67

8.   We note your response to comment 12. Please revise your disclosure on page 63 to clarify whether the terms of your current contracts provide that it will not be until June

30, 2028 that PPA II will generate the revenue required to trigger the flip, assuming termination does not occur.

Obligations to End-Customers, page 69

9.   We note your response to comment 13. Please provide us your analysis of whether any of the agreements with end customers are required to be filed pursuant to Regulation S-K Item 601.

Delivery and Installation of Our Product, page 71

10.   We may have further comment after you provide the updates mentioned in your response to comment 14. Likewise, we may have further comment on your response to comment 5 after you provide the disclosure mentioned in that comment and its predecessor comments.

Liquidity and Capital Resources, page 86

11.   Please expand your response to comment 17 to include in the table cash to be received under all contractual relationships, including "traditional lease" and "managed services" programs as well as under maintenance and administration agreements. Also clarify the basis for your belief that prospectus disclosure of the information in your response is not necessary for investors to understand the operation of your business if it shows the timing of the material known financial contributions from your existing arrangements.

12.   We note your response to comment 18. Please revise your disclosure to include the information you provided regarding the effect of the minimum collateral covenant. Also, if true, revise your disclosure to clarify that your PPA entities are considered subsidiaries for purposes of any default under your 5% Notes. In addition, please address the part of comment 18 that sought your analysis of the extent that any of the covenants are restricting or are likely to affect the financial flexibility of you or any PPA entity.

PPA Entities' Indebtedness, page 87

13.   We note your response to comment 19. Please revise your disclosure to include your discussion of trapped cash in response 27 of your letter to us dated November 2, 2016. Also, ensure your disclosure in the bullet points on page 90 is complete. In this regard, we note the prepayment provision mentioned at the top of page 33.

Cash Flows, page 90

14.   We note in response to comment 4 you have removed the references to free cash flow and
        have presented net cash used in PPA operating activities and PPA purchase of property,
        plant and equipment. Please revise to clarify how these amounts were determined and
        whether they represent cash flows determined in accordance with GAAP that are
        included in consolidated cash flows in your financial statements. Please also revise to
        separately disclose net cash used in PPA operating activities and PPA purchase of
        property, plant and equipment. In addition, quantify the amount received from PPA
        customers for electricity sold to them netted against these cash flow amounts discussed in
        the note on page 90.

Incentives and Grants, page 99

15.   Please reconcile the amount you disclose in response to comment 21 to the amount you
        disclose in your response 30 of your letter to us dated November 2, 2016. Also revise
        your disclosure to include the aggregate amount subject to recapture or refund from the
        self-generation incentive program mentioned at the bottom of page 99 and the investment
        tax credit program mentioned on page 100.

Factors Driving Customer Adoption, page 114

16.   We note your response to comment 23. Please show us your calculations supporting the
        percentages added at the bottom of page 114. Also, please provide us your analysis of
        whether disclosure of the efficiency and emissions information regarding all of your
        currently deployed servers is necessary to balance your current disclosures and for
        investors to evaluate the potential risks regarding warranties, renewals, and replacements.

Greater reliability and availability, page 120

17.   We note your revisions in response to comment 24. Please clarify the portion of your
        installed base that is achieving the 99.99% availability. Also, tell us the availability
        achieved by the balance of your installed base.

Debt and Convertible Promissory Note Financing, page 143

18.   We note your response to comment 26. Please clarify how you reconcile the amounts in
        the first sentence with the amounts in the balance of this section. It appears that you
        might intend the amounts in the first sentence to be the total of the amounts described in
        the balance of the section, but it is unclear how those amounts are reconcilable. If you do
        not intend the amounts in the first sentence to be the total of the amounts described in the
        balance of the section, please disclose the names of the related persons mentioned in that
        first sentence and the amount of each such person's interest in the transaction.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-23

19.   We note your revised disclosure in response to comment 29 regarding your sales lead generation payments. Please:

- Revise your disclosure to clarify the reason this payment provision was only included for PPA Company V.

- Explain to us the basis of your accounting for this payment provision as a reduction to non-controlling interests.

- Clarify the overall economic impact of this payment provision. That is, clarify if you receive net cash from the sale of an energy server and the amount of payment required to the financing partner upon its installation.

- Revise your disclosure on page 66, Obligations to Investors, to include the specific terms of this payment provision.

- Revise your table on page F-35 to quantify the return of capital payments made to PPA Company V financing partners.

- Clarify, on page 62, how the nature of the payment provision (i.e., repayment of capital to the tax equity investor upon installation of the server) is consistent with your description of PPA V as a "long-term" partnership with the tax equity investor.

Note 11: Other Long-Term Liabilities, page F-30

20.   Please explain to us the reason for the significant increase in managed services liabilities from December 31, 2015 to September 30, 2016. If this increase relates to payments required to be made under your performance warranties, please explain to us the specific performance warranties and the reasons that these were not met.

Exhibits Index

21.   We note your revisions in response to comment 30. Please tell us how you determined which agreements related to the PPAs you are required to file pursuant to Regulation S-K Item 601. It appears that you have filed agreements that govern elements of the arrangements related to some PPAs but have not filed the parallel agreement governing other PPAs. For example, we note the Depositary Agreement related to PPA IIIb and the Accounts Agreement mentioned in exhibit 10.69.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
       Fenwick & West LLP